Exhibit 99.1

DIGI POWER X INC.

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2025 AND 2024

(EXPRESSED IN UNITED STATES DOLLARS)

(UNAUDITED)

Digi Power X Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars) (Unaudited)

	As at June 30, 2025	As at December 31, 2024
ASSETS
Current assets
Cash	$4,283,118	$1,703,896
Digital currencies (note 3)	4,315,848	4,525,416
Amounts receivable and other assets (note 4)	1,411,846	384,939
Income tax receivable	44,000	44,000
Total current assets	10,054,812	6,658,251
Property, plant and equipment (note 5)	19,622,518	21,721,038
Right-of-use assets (note 6)	1,988,812	2,039,910
Intangible asset (note 7)	990,954	1,055,569
Amounts receivable and other assets (note 4)	3,736,777	1,942,476
Investment (note 8)	900,844	900,844
Total assets	$37,294,717	$34,318,088
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,977,452	$6,579,948
Lease liabilities (note 9)	53,455	51,112
Loans payable (note 10)	-	77,564
Warrant liabilities (note 12)	5,373,154	3,348,248
Total current liabilities	8,404,061	10,056,872
Deposits payable	2,203,526	2,203,526
Lease liabilities (note 9)	48,358	75,685
Total liabilities	10,655,945	12,336,083
Shareholders’ equity
Share capital (note 13)	59,938,942	46,006,402
Contributed surplus	15,997,194	16,124,349
Cumulative translation adjustment	(3,928,067)	(7,133,161)
Deficit	(45,369,297)	(33,295,015)
Shareholders’ equity attributable to shareholders	26,638,772	21,702,575
Non-controlling interest (note 20)	-	279,430
Total shareholders’ equity	26,638,772	21,982,005
Total liabilities and shareholders’ equity	$37,294,717	$34,318,088

Nature of operations and going concern (note 1)

Subsequent events (note 24)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digi Power X Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Expressed in United States Dollars) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenue
Digital currency mining (note 3)	$1,394,740	$2,968,605	$2,160,616	$9,778,994
Colocation services (note 3)	4,487,129	2,210,505	9,569,924	3,637,436
Sale of electricity (note 3)	-	2,904,208	-	6,283,028
Sale of energy	2,229,582	1,147,346	5,657,498	2,489,525
Total revenue	8,111,451	9,230,664	17,388,038	22,188,983
Cost of digital currency mining
Cost of revenue	(6,629,841)	(8,176,713)	(15,252,151)	(17,176,595)
Depreciation and amortization	(1,573,691)	(3,951,252)	(3,746,482)	(7,902,503)
Gross loss	(92,081)	(2,897,301)	(1,610,595)	(2,890,115)
Expenses
Office and administrative expenses	(1,192,048)	(584,865)	(2,467,217)	(1,158,128)
Professional fees	(730,308)	(690,066)	(1,235,737)	(1,052,871)
Regulatory fees	(77,938)	(16,300)	(182,879)	(51,256)
Foreign exchange gain (loss)	(3,538,930)	584,972	(3,602,224)	2,002,846
Gain (loss) on sale of digital currencies (note 3)	316,619	(127,554)	653,628	270,803
Change in fair value of loan and salaries payable (notes 10 and 17)	(282,659)	-	(282,659)	(19,730)
Other income	-	781	750	13,784
Share based compensation (note 15)	(2,069,041)	(504,140)	(3,107,826)	(750,401)
Gain (loss) on revaluation of digital currencies (note 3)	732,947	(198,448)	285,972	49,016
	(6,933,439)	(4,432,921)	(11,548,787)	(3,586,052)
Revaluation of warrant liabilities (note 12)	(3,431,921)	(375,443)	(512,028)	3,682,327
Net financial expenses	(20,390)	(7,338)	(13,467)	(17,574)
Net income (loss) before income taxes	(10,385,750)	(4,815,702)	(12,074,282)	78,701
Income tax recovery	-	50,255	-	-
Net income (loss) for the period	(10,385,750)	(4,765,447)	(12,074,282)	78,701

Other comprehensive income (loss)
Items that will be reclassified to net income
Foreign currency translation adjustment	3,177,800	(540,628)	3,205,094	(1,847,013)
Total comprehensive loss for the period	$(7,207,950)	$(5,306,075)	$(8,869,188)	$(1,768,312)
Basic income (loss) per share (note 16)	$(0.28)	$(0.16)	$(0.34)	$0.00
Diluted income (loss) per share (note 16)	$(0.28)	$(0.16)	$(0.34)	$0.00

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digi Power X Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars) (Unaudited)

	Six Months Ended June 30,
	2025	2024
		Restated -
		note 2(d)
Operating activities
Net income (loss) for the period	$(12,074,282)	$78,701
Adjustments for:
Digital currencies items (note 19)	(10,762,446)	(11,243,954)
Interest income accrual	-	(12,000)
Depreciation of right-of-use assets	51,098	86,332
Depreciation and amortization	3,720,499	7,876,520
Interest on lease liabilities	5,016	55,883
Share based compensation	3,107,826	750,401
Change in warrant liability	512,028	(3,682,327)
Change in fair value of loan and salaries payable	282,659	19,730
Accretion on liability	566	-
Foreign exchange loss (gain)	3,559,877	(2,003,778)
Working capital items (note 19)	(6,707,063)	3,741,931
Net cash used in operating activities	(18,304,222)	(4,332,561)
Investing activities
Purchase of property, plant and equipment	(1,557,363)	(3,200,000)
Digital currencies traded for cash	10,972,014	9,464,757
Net cash provided by investing activities	9,414,651	6,264,757
Financing activities
Return of proceeds to non-controlling interest	(1,000,000)	-
Repayment of mortgage	-	(267,000)
Proceeds of shares issued for cash, net of issuance costs	8,051,923	5,457
Proceeds from exercise of warrants and options	4,525,000	-
Repayment of loans payable	(78,130)	(409,968)
Lease payments	(30,000)	(74,902)
Net cash provided by (used in) financing activities	11,468,793	(746,413)
Net change in cash	2,579,222	1,185,783
Cash, beginning of period	1,703,896	341,273
Cash, end of period	$4,283,118	$1,527,056

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digi Power X Inc.

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in United States Dollars) (Unaudited)

	Number of shares (note 13)				Cumulative	Non-
	Subordinate	Proportionate	Share	Contributed	Translation	Controlling
	voting shares	voting shares	capital	surplus	Adjustment	Interest	Deficit	Total
Balance, December 31, 2023	28,878,740	3,333	$42,503,660	$15,468,823	$(2,228,447)	$-	$(26,497,297)	$29,246,739
Shares issued for cash	3,600	-	5,457	-	-	-	-	5,457
Restricted share units converted to common shares	471,409	-	1,779,800	(1,779,800)	-	-	-	-
Share based compensation	-	-	-	750,401	-	-	-	750,401
Foreign currency translation adjustment	-	-	-	-	(1,847,013)	-	-	(1,847,013)
Net income for the period	-	-	-	-	-	-	78,701	78,701
Balance, June 30, 2024	29,353,749	3,333	$44,288,917	$14,439,424	$(4,075,460)	$-	$(26,418,596)	$28,234,285

Balance, December 31, 2024	33,011,600	3,333	$46,006,402	$16,124,349	$(7,133,161)	$279,430	$(33,295,015)	$21,982,005
Shares issued for cash (note 13(b))	3,309,892	-	8,325,104	-	-	-	-	8,325,104
Cost of issue - cash	-	-	(273,181)	-	-	-	-	(273,181)
Warrant liabilities	-	-	(2,486,451)	-	-	-	-	(2,486,451)
Restricted share units converted to common shares	850,269	-	2,436,222	(2,436,222)	-	-	-	-
Shares issued for exercise of warrants and options	2,300,000	-	5,930,846	(112,975)	-	-	-	5,817,871
Share based compensation	-	-	-	3,143,312	-	-	-	3,143,312
Foreign currency translation adjustment	-	-	-	-	3,205,094	-	-	3,205,094
Dissolution of non-controlling interest	-	-	-	(721,270)	-	(279,430)	-	(1,000,700)
Net loss for the period	-	-	-	-	-	-	(12,074,282)	(12,074,282)
Balance, June 30, 2025	39,471,761	3,333	$59,938,942	$15,997,194	$(3,928,067)	$-	$(45,369,297)	$26,638,772

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in United States Dollars) (Unaudited)

1. Nature of operations and going concern

Digi Power X Inc. (the “Company” or “Digi Power”) and its subsidiaries, Digihost International, Inc., DGX Holding, LLC, World Generation X, LLC, and US Data Centers, Inc. (together the “Company”) is an innovative energy infrastructure Company that develops data centers to drive the expansion of sustainable energy assets. On March 6, 2025, the Company changed its name to Digi Power X Inc.

The Company is listed on the TSX Venture Exchange and the NASDAQ trading under the trading symbols DGX and DGXX, respectively. The head office of the Company is located at 218 NW 24TH Street, 2nd Floor, Miami, Florida 33127.

These unaudited condensed interim consolidated financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on August 14, 2025.

2. Material accounting policies

(a) Statement of compliance

The Company applies IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS issued and effective at the date they were issued. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual financial statements as at and for the year ended December 31, 2024. These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements. Therefore, they should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024. There are selected notes included to explain events and transactions that are significant to an understanding of the change in the Company’s financial performance and financial position since the last annual consolidated financial statements as at and for the year ended December 31, 2024.

(b) New accounting standards adopted and recently announced accounting pronouncements not yet adopted

Accounting standards issued but not yet effective

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. We are currently assessing the effect of this new standard on our financial statements.

As at June 30, 2025, there are no other IFRS with future effective dates that are expected to have a material impact on the Company.

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in United States Dollars) (Unaudited)

2. Material accounting policies (continued)

(c) Critical accounting judgements, estimates and assumptions

The preparation of these financial statements in conformity with IFRS Accounting Standards requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Significant estimates and judgements used in the preparation of the consolidated financial statements are described in the annual audited financial statements for the year ended December 31, 2024.

Significant assumptions about the future that management has made could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(i) Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the average price of the coin on the date of contract inception. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii) Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the year in which such determination is made.

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in United States Dollars) (Unaudited)

2. Material accounting policies (continued)

Significant estimates

(i) Useful lives of property, plant and equipment

Depreciation of data miners and equipment are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(ii) Data miners valuation

Impairment of data miners was estimated based on the recoverable amount of mining equipment based on current market prices and hash rate power per miner type. The recoverable amount represents the higher value between an asset’s fair value less costs to sell and its value in use. Hash rate power refers to the computational power of the mining equipment, which directly affects the mining efficiency and potential revenue generation. As the market prices for mining equipment and hash rate power can vary significantly over time, these factors are considered in estimating the recoverable amount of the assets. The current market prices for mining equipment are obtained from various sources, including manufacturers, distributors, and marketplaces for used equipment. Management reviews and compares these prices regularly to ensure the accuracy and relevance of the data.

(iii) Warrant liability

The Company uses Black Scholes method to determine the fair value of the warrant liability. The Black Scholes method requires significant judgement in determining the fair value such as volatility and risk-free rate. A change in these inputs could lead to significant change in the fair value of the warrant liability.

(d) Restatement of statement of cash flows

The comparative figures in the statement of cash flows have been restated to reclassify $9,464,757 of cash proceeds from the sale of digital assets and the cash disbursements related to their acquisition, which are accounted for as intangible assets under IAS 38, from cash flows from operations to cash flows from investing activities. The Company has determined that this error was material to the previously issued consolidated financial statements and as such, has restated its consolidated financial statements, as applicable.

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in United States Dollars) (Unaudited)

3. Digital currencies

The Company’s holdings of digital currencies consist of the following:

	As at June 30, 2025	As at December 31, 2024
Bitcoin	$4,315,848	$4,525,416

The continuity of digital currencies was as follows:

	Number of Bitcoin	Amount
Balance, December 31, 2023	19	$822,884
Bitcoin mined	188	10,318,500
Bitcoin received from colocation services	126	9,377,476
Bitcoin received for electricity sales	33	2,003,106
Digital currencies traded for cash	(286)	(18,507,626)
Digital currencies paid for services	(26)	(1,773,027)
Digital currencies for loan repayment	(6)	(273,360)
Gain on sale of digital currencies	-	1,658,772
Revaluation adjustment	-	898,691
Balance, December 31, 2024	48	4,525,416
Bitcoin mined for Digihost	23	2,160,616
Bitcoin received from colocation services	86	8,249,845
Digital currencies paid for services	(6)	(587,615)
Digital currencies traded for cash	(111)	(10,972,014)
Gain on sale of digital currencies	-	653,628
Revaluation adjustment	-	285,972
Balance, June 30, 2025	40	$4,315,848

4. Amounts receivable and other assets

	As at June 30, 2025	As at December 31, 2024
Utility deposits	$3,736,777	$1,942,476
Prepaid expenses	195,087	142,066
Accounts receivable	1,051,344	1,836
Other receivable	165,415	169,037
Interest receivable (note 8)	-	72,000
	5,148,623	2,327,415
Long-term deposits and prepaid expenses	(3,736,777)	(1,942,476)
	$1,411,846	$384,939

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in United States Dollars) (Unaudited)

5. Property, plant and equipment

	Land and	Data	Equipment	Leasehold	Equipment in	Power plant
	buildings	miners	and other	improvement	construction	in use(1)	Total
Cost
December 31, 2023	5,015,740	31,895,779	21,392,207	1,079,542	-	4,643,800	64,027,068
Additions	-	-	3,200,000	-	-	590,777	3,790,777
December 31, 2024	5,015,740	31,895,779	24,592,207	1,079,542	-	5,234,577	67,817,845
Additions	-	-	713,250	-	-	844,113	1,557,363
June 30, 2025	$5,015,740	$31,895,779	$25,305,457	$1,079,542	$-	$6,078,690	$69,375,208
Accumulated depreciation
December 31, 2023	-	22,763,032	7,148,323	401,582	-	327,447	30,640,384
Depreciation	335,324	8,733,406	5,913,455	105,318	-	368,920	15,456,423
December 31, 2024	335,324	31,496,438	13,061,778	506,900	-	696,367	46,096,807
Depreciation	167,662	399,341	2,818,861	52,659	-	217,360	3,655,883
June 30, 2025	$502,986	$31,895,779	$15,880,639	$559,559	$-	$913,727	$49,752,690
Net carrying value
As at December 31, 2024	$4,680,416	$399,341	$11,530,429	$572,642	$-	$4,538,210	$21,721,038
As at June 30, 2025	$4,512,754	$-	$9,424,818	$519,983	$-	$5,164,963	$19,622,518

(1)	At December 31, 2024, the Company had plant and equipment with a carrying amount of $4,538,210 that was temporarily idle due to maintenance and repairs. The Power Plant was brought back into service during January 2025.

6. Right-of-use assets

	As at June 30, 2025	As at December 31, 2024
Balance, beginning of period	$2,039,910	$2,366,115
Depreciation	(51,098)	(102,197)
Modification of lease	-	(224,008)
Balance, end of period	$1,988,812	$2,039,910

During the year ended December 31, 2022 the Company entered a lease for a warehouse facility. The lease was prepaid resulting in a right-of-use asset and no corresponding lease liability.

7. Intangible asset

Intangible asset relates to the right-of-use of an electric power facility for a period of 156 months. As at June 30, 2025, there were 95 months remaining of the amortization period.

	As at June 30, 2025	As at December 31, 2024
Balance, beginning of period	$1,055,569	$1,184,798
Amortization	(64,615)	(129,229)
Balance, end of period	$990,954	$1,055,569

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in United States Dollars) (Unaudited)

8. Investment

In December 2021, the Company entered into an agreement for a Secured Convertible Promissory Note (“Note”) with principal of $800,000. The Note accrued interest at a rate of 6% per annum, with 3% payable in cash every calendar quarter and 3% payable in notes (note 4). The Note was converted into Series C Preferred Stock (“Shares”) of the issuer effective October 1, 2023, with 8,000 warrants issued to the Company. The Shares are secured by the assets of the issuer. As at June 30, 2025, the fair value of the Shares and warrants was estimated to be $900,844.

	As at June 30, 2025	As at December 31, 2024
Balance, beginning of period	$900,844	$850,685
Fair value adjustment	-	50,159
Balance, end of period	$900,844	$900,844

9. Lease liabilities

The Company entered into a lease agreement dated April 1, 2022, with TXMA International LLC, a company controlled by the chief executive officer. The present value of the lease liability as at June 30, 2025 was $101,813 (December 31, 2024 - $126,797). Payments made during the six months ended June 30, 2025, totaled $30,000 (December 31, 2024 -$151,286).

	As at June 30, 2025	As at December 31, 2024
Balance, beginning of period	$126,797	$447,514
Interest	5,016	13,271
Lease payments	(30,000)	(109,980)
Modification of lease	-	(224,008)
Balance, end of period	$101,813	$126,797
Current portion	$53,455	$51,112
Non-current portion	48,358	75,685
Total lease liabilities	$101,813	$126,797

Maturity analysis - contractual undiscounted cash flows

As at June 30, 2025
Less than one year	$60,000
One to five years	50,000
Total undiscounted lease obligations	$110,000

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in United States Dollars) (Unaudited)

10. Loans payable

	As at June 30, 2025	As at December 31, 2025
Balance, beginning of the period	$77,564	$610,340
Repayment of loans	(78,130)	(590,919)
Interest	566	38,413
Fair value adjustment	-	19,730
Balance, end of the period	$-	$77,564

11. Mortgage payable

In June 2022, the Company’s incremental borrowing rate applied was estimated to be 7% per annum. The mortgage does not bear interest, is repayable by monthly instalments of $44,500 and matured in September 2024. The mortgage was secured by the powerplant.

	As at June 30, 2025	As at December 31, 2025
Balance, beginning of period	$-	$389,064
Interest	-	11,436
Payments	-	(400,500)
Balance, end of period	$-	$-

12. Warrant liabilities

The Company has warrants classified as financial liabilities due to the presence of cashless exercise options under certain conditions, or in other cases due to a failure to meet the fixed for fixed criteria. Therefore the Company records these warrants as financial liabilities measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss. Upon warrant exercise, the fair value previously recognized in warrant liabilities is transferred from warrant liabilities to share capital.

The following table summarizes the changes in the warrant liabilities for the Company’s warrants for the years ending June 30, 2025 and December 31, 2024:

	Number of warrants	Amount
Balance, December 31, 2023	9,098,514	$5,456,749
Warrants expired	(3,955,993)	-
Warrants issued	3,636,363	2,316,965
Revaluation of warrant liabilities	-	(4,071,434)
Foreign currency translation	-	(354,032)
Balance, December 31, 2024	8,778,884	3,348,248
Warrants expired	(2,112,773)	-
Warrants issued	1,251,805	2,486,451
Warrants exercised	(2,200,000)	(1,292,871)
Revaluation of warrant liabilities	-	512,028
Foreign currency translation	-	319,298
Balance, June 30, 2025	5,717,916	$5,373,154

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in United States Dollars) (Unaudited)

12. Warrant liabilities (continued)

The fair value of the Company’s warrants has been determined using the Black-Scholes pricing model and the following weighted average assumptions:

	Issued	As at June 30,	Issued	As at December 31,
	in 2025	2025	in 2024	2024
Spot price (in CAD$)	$4.15	$3.83	$1.60	$2.16
Risk-free interest rate	3.25%	2.60%	3.25%	2.80%
Expected annual volatility	121%	111%	104%	104%
Expected life (years)	3.50	2.61	3.00	2.62
Dividend	nil	nil	nil	nil

The following table reflects the Company’s warrants outstanding and exercisable as at June 30, 2025.

Expiry date	Warrants outstanding and exercisable	Exercise price
September 9, 2025	3,029,748	CAD$	6.25
August 15, 2027	1,436,363	US$	2.00
February 7, 2028	1,251,805	US$	3.66
	5,717,916

13. Share capital

a) Authorized share capital

Unlimited subordinate voting shares without par value and conferring 1 vote per share.

Unlimited proportionate voting shares without par value, conferring 200 votes per share, convertible at the holder’s option into subordinate voting shares on a basis of 200 subordinate voting shares for 1 proportionate voting shares.

b) Subordinate voting shares and proportionate voting shares issued

Six months ended June 30, 2025

(i) On February 7, 2025, the Company completed a private placement consisting of 2,503,601 units of the Company at a purchase price of $2.64 per unit for gross proceeds of $6,609,500. Each unit is comprised of one subordinate voting share of the Company and one half warrant, with each warrant entitling the holder to purchase one additional share. The warrants have an exercise price of $3.66 per share and exercise period of three years from the issuance date.

(ii) During the six months ended June 30, 2025, the Company issued 806,291 subordinate voting shares at an average share price of $2.13 for a total aggregate of $1,715,604 pursuant to the at-the-market equity program. The Company announced that it has entered into an at-the-market sales agreement with A.G.P./Alliance Global Partners, which may issue and sell from time to time such number of subordinate voting shares of the Company having an aggregate offering price of up to U$100 million. There is a cash commission of up to 3% on the aggregate gross proceeds raised.

Six months ended June 30, 2024

(ii) During the six months ended June 30, 2024, the Company issued 3,600 subordinate voting shares at an average share price of $1.52 for a total aggregate of $5,457 pursuant to the at-the-market equity program.

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in United States Dollars) (Unaudited)

14. Warrants Classified as Equity

	Number of Warrants	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2023	1,025,816	7.81
Expired	(471,910)	8.48
Balance, June 30, 2024	553,906	7.25
Balance, December 31, 2024	553,906	7.25
Expired	(311,526)	8.025
Balance, June 30, 2025	242,380	6.25

The following table reflects the warrants issued and outstanding as of June 30, 2025:

Number of		Weighted Average
Warrants Outstanding	Exercise Price (CAD$)	Contractual Life (years)	Expiry Date
242,380	6.25	0.19	September 9, 2025(1)

(1)	Broker warrants.

15. Stock options and restricted share units

(a) Stock options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company’s issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of stock options for the periods presented below:

	Number of Stock Options	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2023 and June 30, 2024	692,170	5.09
Balance, December 31, 2024	482,954	4.60
Granted	1,507,500	2.03
Exercised	(100,000)	1.80
Expired / cancelled	(158,333)	2.88
Balance, June 30, 2025	1,732,121	2.69

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in United States Dollars) (Unaudited)

15. Stock options and restricted share units (continued)

The fair value of the Company’s options has been determined using the Black-Scholes pricing model and the following weighted average assumptions:

Granted in 2025
Spot price (in CAD$)	$2.03
Risk-free interest rate	2.85%
Expected annual volatility	132%
Expected life (years)	5.00
Dividend	nil

The following table reflects the stock options issued and outstanding as of June 30, 2025:

Expiry Date	Exercise Price (CAD$)		Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
January 5, 2026		3.75	0.52	150,828	150,828	-
March 25, 2026		7.47	0.73	101,997	101,997	-
May 17, 2026		7.35	0.88	43,464	43,464	-
June 22, 2026		4.20	0.98	28,332	28,332	-
February 28, 2030		2.00	4.67	25,000	25,000	-
February 28, 2030	US$	1.50	4.67	37,500	37,500	-
March 5, 2030	US$	1.25	4.68	200,000	200,000	-
June 6, 2030		2.09	4.94	1,145,000	1,145,000	-
		2.69	4.10	1,732,121	1,732,121	-

(b) Restricted share units

The Company has an RSU plan whereby there is a fixed cap of shares that can be granted under the plan. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of RSUs for the periods presented below:

Number of RSUs
Balance, December 31, 2023	1,036,900
Granted	1,176,000
Cancelled	(103,333)
Converted	(471,409)
Balance, June 30, 2024	1,638,158
Balance, December 31, 2024	2,828,336
Granted (i)	45,000
Cancelled	(6,500)
Converted	(850,269)
Balance, June 30, 2025	2,016,567

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in United States Dollars) (Unaudited)

15. Stock options and restricted share units (continued)

(i) During the six months ended June 30, 2025, the Company granted 45,000 RSUs to consultants. These RSUs vest one-third on each of the first, second and third anniversaries of the date of grant. The grant date fair value of the RSUs was $67,297, which was measured based on the quoted price of the Company’s shares on the date of grant.

For the three and six months ended June 30, 2025, the Company recorded share based compensation of $750,401 and $3,107,826, respectively related to vesting of RSU’s, (three and six months ended June 30, 2024 - $504,140 and $750,401, respectively).

16. Loss per share

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net income (loss) for the period	$(10,385,750)	$(4,765,447)	$(12,074,282)	$78,701
Net income (loss) per share - basic and diluted	$(0.28)	$(0.16)	$(0.34)	$0.00

Weighted average number of shares outstanding - basic and diluted	36,623,575	29,349,573	35,799,779	29,297,364

(i)	Diluted income per share does not include the effect of warrants and stock options as they are anti-dilutive.

17. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Professional fees(1)	$64,520	$32,518	$99,233	$60,210
Salaries(1)	364,508	214,821	1,054,053	434,001
Share based compensation(2)	1,683,445	457,593	2,150,820	699,401
	$2,112,473	$704,932	$3,304,106	$1,193,612

(1)	Represents the professional fees and salaries paid to officers and directors in BTC. During the six months ended June 30, 2025 the Company paid 6 BTC (six months ended June 30, 2024 - 16 BTC) as compensation for the services provided in by officers and directors with a fair value of $587,615 (six months ended June 30, 2024 - $994,420).

(2)	Represents the share based compensation for officers and directors.

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in United States Dollars) (Unaudited)

18. Additional information on the nature of comprehensive loss components

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Expenses for employee benefits
Cost of revenue	$236,959	$194,049	$436,984	$360,596
Office and administrative expenses	364,508	214,821	1,054,053	434,001
	$2,735,028	$945,528	$4,698,096	$1,605,208

19. Cash flow supplemental information

Six Months Ended June 30,	2025	2024
Digital currencies items
Digital currencies mined	$(2,160,616)	$(9,778,994)
Bitcoin received from colocation services	(8,249,845)	(409,815)
Bitcoin received for electricity sales	-	(2,003,106)
Services paid in digital currencies	587,615	994,420
Gain on sale of digital currencies	(653,628)	(270,803)
Digital currencies for loan repayment	-	273,360
Gain on revaluation of digital currencies	(285,972)	(49,016)
	$(10,762,446)	$(11,243,954)
Working capital items
Amounts receivable and prepaid expenses	$(2,821,908)	$(923,430)
Accounts payable and accrued liabilities	(3,885,155)	2,043,704
Income tax receivable	-	124,337
Deposit payable	-	2,497,320
	$(6,707,063)	$3,741,931
Other supplemental information
Interest paid	$-	$-
Taxes paid	$-	$-

20. Non-controlling interest

The Company incorporated US Data Centers Inc., as a subsidiary on September 20, 2024. Subsequent to December 31, 2024, the Company dissolved this subsidiary and incorporated an entity of the same name. Funds of approximately $1,000,000 were distributed back to the original shareholders upon on dissolution.

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in United States Dollars) (Unaudited)

21. Segmented reporting

The Company has three operating segments being cryptocurrency mining, sales of energy and electricity and colocation services located in the United States.

	Cryptocurrency	Sales of energy and	Colocation
Six Months Ended June 30, 2025	mining	electricity	services	Total
Revenue	$2,160,616	$5,657,498	$9,569,924	$17,388,038
Cost of revenue	(1,110,586)	(8,345,440)	(5,796,125)	(15,252,151)
Depreciation and amortization	(963,905)	(281,976)	(2,500,601)	(3,746,482)
Gross profit (loss)	86,125	(2,969,918)	1,273,198	(1,610,595)
Net profit (loss)	(10,377,562)	(2,969,918)	1,273,198	(12,074,282)

	Cryptocurrency	Sales of energy and	Colocation
Six Months Ended June 30, 2024	mining	electricity	services	Total
Revenue	$9,778,994	$8,772,553	$3,637,436	$22,188,983
Cost of revenue	(6,531,714)	(9,299,291)	(1,345,590)	(17,176,595)
Depreciation and amortization	(5,282,652)	(654,894)	(1,964,957)	(7,902,503)
Gross profit (loss)	(2,035,372)	(1,181,632)	326,889	(2,890,115)
Net profit (loss)	(1,507,799)	(705,346)	2,291,846	78,701

22. Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital and reserves. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2024.

23. Financial instruments and risk management

Fair value

The fair value of the Company’s financial instruments, including cash, current portion of amounts receivable, investment and accounts payable and accrued liabilities approximates their carrying value due to their short-term nature. Deposit payable is due to arm’s length third parties, the fair values of this payable is measured using relevant market input (Level 3). The fair value of deposit payable was calculated using actualized cash flows using market rates in effect at the balance sheet date. Reasonable changes to key assumptions would not have a significant impact. Investment is measured using a market-based valuation approach, utilizing relevant Level 3 market inputs. Digital currencies are measured at fair value using the quoted price on Gemini Exchange (Level 2). Warrant liabilities are measured at fair value using the Black-Scholes pricing model (Level 2) (see note 12).

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in United States Dollars) (Unaudited)

23. Financial instruments and risk management (continued)

Risks

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash, amounts receivable and promissory note receivable. The cash held in an account which is FDIC insured up to $3 million. The Company believes no impairment is necessary in respect of amounts receivable, deposits and promissory note receivable as balances are monitored on a regular basis with the result that exposure to bad debt is insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short-term and long-term obligations as and when they fall due. The Company manages cash projections and regularly updates projections for changes in business and fluctuations caused in digital currency prices and exchange rates.

The following table summarizes the expected maturity of the Company’s significant financial liabilities and other liabilities based on the remaining period from the balance sheet date to the contractual maturity date:

As at June 30, 2025	Payments by period
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$2,977,452	$-	$-	$-	$2,977,452	$2,977,452
Deposit payable	-	2,203,526	-	-	2,203,526	2,203,526
Lease liabilities	60,000	50,000	-	-	110,000	101,813
	$3,037,452	$2,253,526	$-	$-	$5,290,978	$5,282,791

As at December 31, 2024	Payments by period
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$6,579,948	$-	$-	$-	$6,579,948	$6,579,948
Deposit payable	-	2,203,526	-	-	2,203,526	2,203,526
Lease liabilities	60,000	80,000	-	-	140,000	126,797
Loan payable·	77,564	-	-	-	77,564	77,564
	$6,717,512	$2,283,526	$-	$-	$9,001,038	$8,987,835

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations.

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than an entity’s functional currency. The fluctuation of the Canadian dollar in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholders’ equity. As at June 30, 2025 and December 31, 2024, the foreign currency risk was considered minimal.

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in United States Dollars) (Unaudited)

23. Financial instruments and risk management (continued)

Digital currency risk

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital currencies; in addition, the Company may not be able liquidate its holdings of digital currencies at its desired price if required. A decline in the market prices for digital currencies could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company’s digital currencies currently consist of Bitcoin.

At June 30, 2025, had the market price of the Company’s holdings of Bitcoin increased or decreased by 10% with all other variables held constant, the corresponding asset value increase or decrease respectively would amount to $431,585 (December 31, 2024 - $452,542).

24. Subsequent events

On July 23, 2024, the Company announced the closing of a registered direct offering of 4,807,693 shares of common stock (or pre-funded warrants in lieu thereof) at an offering price of U.S.$3.12 per share resulting in gross proceeds of approximately U.S.$15 million before deducting placement agent fees and other expenses payable by the Company.

Subsequent to quarter end, the Company has received $1,827,272 in cash from the exercise of 913,636 warrants with a price of $2.00 per warrant.

Subsequent to year end, the Company issued 279,830 subordinate voting shares for a total aggregate of $1,228,962 pursuant to the at-the-market equity program.